                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)


                     DISCOVERY PARTNERS INTERNATIONAL, INC.
                     --------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   254675 10 1
                                 --------------
                                 (CUSIP Number)

                             William B. Sawch, Esq.
                    Senior Vice President and General Counsel
                               Applera Corporation
                                  301 Merritt 7
                         Norwalk, Connecticut 06851-1070
                                 (203) 840-2000

                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 16, 2001
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

                              (Page 1 of 13 Pages)

                                  SCHEDULE 13D

--------------------------------------------------------------- ---------------------------------- ---------------------------------
CUSIP No.  254675 10 1                                                                             Page     2        of       13
--------------------------------------------------------------- ---------------------------------- ---------------------------------
---------------- -------------------------------------------------------------------------------------------------------------------
Item 1.          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                 Axys Pharmaceuticals, Inc.
                 22-2969941
---------------- -------------------------------------------------------------------------------------------------------------------
Item 2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (a) |_|

                                                                                                                             (b) |_|
---------------- -------------------------------------------------------------------------------------------------------------------
Item 3.          SEC USE ONLY
---------------- -------------------------------------------------------------------------------------------------------------------
Item 4.          SOURCES OF FUNDS*

                 OO
---------------- -------------------------------------------------------------------------------------------------------------------
Item 5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         |_|
---------------- -------------------------------------------------------------------------------------------------------------------
Item 6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
---------------- -------------------------------------------------------------------------------------------------------------------
-------------------- ------------ --------------------------------------------------------------------------------------------------
 NUMBER OF SHARES    Item 7.      SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                                           7,422,000*
       WITH
                     ------------ --------------------------------------------------------------------------------------------------
                     Item 8.      SHARED VOTING POWER


                                                       0
                     ------------ --------------------------------------------------------------------------------------------------
                     Item 9.      SOLE DISPOSITIVE POWER


                                                       7,422,000*
                     ------------ --------------------------------------------------------------------------------------------------
                     Item 10.     SHARED DISPOSITIVE POWER


                                                       0
-------------------- ------------ --------------------------------------------------------------------------------------------------
-------------- ---------------------------------------------------------------------------------------------------------------------
Item 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               7,422,000*
-------------- ---------------------------------------------------------------------------------------------------------------------
Item 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            |_|


-------------- ---------------------------------------------------------------------------------------------------------------------
Item 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               30.45%
-------------- ---------------------------------------------------------------------------------------------------------------------
Item 14.       TYPE OF REPORTING PERSON*


               CO
-------------- ---------------------------------------------------------------------------------------------------------------------

               * Includes 200,000 shares issuable uon exercise of currently exercisable warrants.

                                  SCHEDULE 13D

--------------------------------------------------------------- ---------------------------------- ---------------------------------
CUSIP No.  254675 10 1                                                                             Page     3        of       13
--------------------------------------------------------------- ---------------------------------- ---------------------------------
---------------- -------------------------------------------------------------------------------------------------------------------
Item 1.          NAME OF REPORTING PERSON
                 S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Applera Corporation
                 06-1534213
---------------- -------------------------------------------------------------------------------------------------------------------
Item 2.          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                           (a) |_|

                                                                                                                             (b) |_|
---------------- -------------------------------------------------------------------------------------------------------------------
Item 3.          SEC USE ONLY
---------------- -------------------------------------------------------------------------------------------------------------------
Item 4.          SOURCES OF FUNDS*

                 Not applicable
---------------- -------------------------------------------------------------------------------------------------------------------
Item 5.          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                         |_|
---------------- -------------------------------------------------------------------------------------------------------------------
Item 6.          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
---------------- -------------------------------------------------------------------------------------------------------------------
-------------------- ------------ --------------------------------------------------------------------------------------------------
 NUMBER OF SHARES    Item 7.      SOLE VOTING POWER
BENEFICIALLY OWNED
 BY EACH REPORTING
      PERSON                            0
       WITH
                     ------------ --------------------------------------------------------------------------------------------------
                     Item 8.      SHARED VOTING POWER


                                        0
                     ------------ --------------------------------------------------------------------------------------------------
                     Item 9.      SOLE DISPOSITIVE POWER


                                        0
                     ------------ --------------------------------------------------------------------------------------------------
                     Item 10.     SHARED DISPOSITIVE POWER


                                        0
-------------------- ------------ --------------------------------------------------------------------------------------------------
-------------- ---------------------------------------------------------------------------------------------------------------------
Item 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


               Beneficial ownership of all shares disclaimed by Applera Corporation
-------------- ---------------------------------------------------------------------------------------------------------------------
Item 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                            |_|


-------------- ---------------------------------------------------------------------------------------------------------------------
Item 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


               Not applicable (see 11 above)
-------------- ---------------------------------------------------------------------------------------------------------------------
Item 14.       TYPE OF REPORTING PERSON*


               CO
-------------- ---------------------------------------------------------------------------------------------------------------------

                        STATEMENT PURSUANT TO RULE 13D-1

                                     OF THE

                          GENERAL RULES AND REGULATIONS

                                    UNDER THE

                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

Item 1.  Security and Issuer.

         This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Discovery Partners International, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 9640 Towne Centre Drive, San Diego, California 92121.

Item 2.  Identity and Background.

         This Schedule 13D is being filed by Axys Pharmaceuticals, Inc., a Delaware corporation ("Axys"), and Applera Corporation, a Delaware corporation ("Applera" and together with Axys, the "Reporting Persons"). Axys is a wholly-owned subsidiary of Applera. The address of the principal business and principal office of Axys is 180 Kimball Way, South San Francisco, California 94080. The principal business activities of Axys are drug discovery and development. The address of the principal business and principal office of Applera is 301 Merritt 7, Norwalk, Connecticut 06851-1070. Applera comprises two operating groups, the Celera Genomics Group and the Applied Biosystems Group. The principal business of the Celera Genomics Group is integrating advanced technologies to discover and develop new therapeutics. The principal business of the Applied Biosystems Group is to develop and market instrument-based systems, reagents, software, and contract services to the life science industry and research community. Celera Diagnostics, a 50/50 joint venture between the Applied Biosystems Group and the Celera Genomics Group, is focused on discovery, development, and commercialization of novel diagnostic products.

         The name; business address; present principal occupation or employment; name, principal business and address of any corporation or other organization in which such employment is conducted; and citizenship of each executive officer and director of each of the Reporting Persons is set forth in Schedules I and II hereto. The information contained in such Schedules is incorporated herein by reference.

         During the last five years, neither of the Reporting Persons nor, to their knowledge, any of their respective executive officers or directors listed in Schedules I and II hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

         Pursuant to the terms of an agreement and plan of merger, dated April 11, 2000 (a copy of which is included as Exhibit 1 hereto) (the "Discovery Merger Agreement"), a subsidiary of the Issuer was merged with and into a subsidiary of Axys (the "Discovery Merger"). The Axys subsidiary was the surviving entity in the merger and became a wholly-owned subsidiary of the Issuer at the effective time of the merger. In connection with the Discovery Merger, Axys received 7,425,000 shares of Common Stock, $50,000 in cash, $550,000 in the form of a note receivable, and a warrant to purchase 200,000 additional shares of Common Stock at a purchase price of $8.00 per share (the "Warrant") (a copy of which is included as Exhibit 2).

         On September 22, 2000, Axys issued $26,000,000 in Senior Secured Convertible Notes (the "Notes"), which bear interest at 8% per annum and mature on October 1, 2004. Notes having an aggregate principal amount of $10.0 million were repurchased by Axys in January 2002 after the Axys Merger (as defined below). The remaining outstanding Notes are secured by 6,682,500 shares of the Common Stock held by Axys and other collateral specified in the Indenture (as defined below). Copies of the Indenture, dated as of September 22, 2000, between Axys and U.S. Bank Trust National Association, as trustee, and the First Supplemental Indenture, dated as of September 22, 2000 (collectively, the "Indenture") with respect to the Notes are included as Exhibits 3 and 4, respectively. Pursuant to the Indenture, Axys has the right to substitute other appropriate collateral for the pledged Common Stock and the other specified collateral. Under the Indenture, if an event of default occurs and is continuing, the trustee is entitled to have the pledged Common Stock transferred into its name or that of its nominee and has the right to sell or transfer the pledged Common Stock.

         On November 16, 2001, pursuant to an agreement and plan of merger, dated as of June 12, 2001 (a copy of which is included as Exhibit 5 hereto) (the "Axys Merger Agreement), a wholly-owned subsidiary of Applera was merged with and into Axys (the "Axys Merger"). Applera issued 5.5 million shares of Applera Corporation - Celera Genomics Group Common Stock in exchange for all of the outstanding shares of Axys common stock. Axys was the surviving entity in the merger and became a wholly-owned subsidiary of Applera at the effective time of the merger. In connection with the Axys Merger, Applera became jointly and severally liable with Axys for the payment and performance of Axys' obligations under the Notes.

         On November 14, 2002, Axys deposited with the trustee government obligations which, in accordance with the terms of the Indenture, will be substituted as collateral to secure the outstanding Notes instead of the pledged Common Stock. Under the terms of the Indenture, as of February 14, 2003, Axys will be entitled to have the pledged Common Stock released upon demand. Axys intends to request such release at that time.

         References to, and descriptions of, the Discovery Merger Agreement, the Warrant, the Axys Merger Agreement, and the Indenture set forth above in this
Item 3 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

Item 4.  Purpose of Transaction.

         As described in Item 3 above, Axys acquired 7,425,000 shares of Common Stock and was granted the Warrant in connection with the Discovery Merger. Axys subsequently became a wholly-owned subsidiary of Applera in the Axys Merger. Applera acquired Axys for the purpose of acquiring the capabilities to support and accelerate Applera's Celera Genomics Group's expansion into drug discovery and development.

         While it is not their present intention to do so, the Reporting Persons may dispose of some or all of their interest in the securities of Issuer held by them, including the Common Stock pledged under the Indenture, in the open market, in privately negotiated transactions with third parties, through a public offering upon exercise of the registration rights outlined in Item 6 of this Schedule 13D, or otherwise, depending on market conditions and other factors. During the period commencing May 8, 2001 and ending June 8, 2001, Axys sold 203,000 shares of Common Stock on the open market at prices ranging from $5.4855 to $6.1447 per share. In addition, under Axys' 1999 Key Personnel Stock Option Plan (a copy of which is included as Exhibit 6 hereto) (the "Key Personnel Option Plan"), Axys granted certain employees the right to purchase up to a total of 371,250 shares of the Common Stock held by Axys at a set exercise price. As of the date hereof, none of these employees have exercised their purchase rights with respect to the Common Stock. Although the foregoing represents the range of activities that may be taken by the Reporting Persons with respect to the Issuer, the possible activities are subject to change at any time. All such activities would be performed in compliance with all applicable laws and regulations.

         Except as set forth above, none of the Reporting Persons has any current plans or proposals which relate to or would result in any actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         As of the date hereof, Axys beneficially owns 7,422,000 shares of Common Stock, representing approximately 30.45% of the outstanding shares of Common Stock, which includes (i) 7,222,000 shares of Common Stock and (ii) 200,000 shares of Common Stock underlying the Warrant, which is currently exercisable.

         Axys has sole power to vote and dispose of these shares of Common Stock, subject to certain restrictions contained in agreements described in Item 6 below and in the Indenture as described in Item 3 above. Axys has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it. Axys is a wholly-owned subsidiary of Applera and, as such, Applera may be deemed to be the beneficial owner of these shares. Applera disclaims beneficial ownership of all shares of Common Stock owned by Axys.

         The percentage set forth in this Item 5 is calculated based on 24,372,862 total shares of Common Stock outstanding as of November 1, 2002 as reported by the Issuer.

         Other than as set forth in this Schedule 13D, to the knowledge of the Reporting Persons as of the date hereof, no executive officers or directors of the Reporting Persons have legal or beneficial ownership of any shares of Common Stock and there have been no transactions in the shares of Common Stock effected during the past 60 days by the Reporting Persons nor, to the knowledge of the Reporting Persons, by any executive officers or directors of the Reporting Persons, except as disclosed in this Schedule 13D.

         No persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, securities covered by this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

         In connection with the Discovery Merger, Axys and the Issuer entered into a Standstill Agreement, dated as of April 28, 2000 (a copy of which is included as Exhibit 7 hereto) (the "Standstill Agreement"), under which Axys agreed for itself and its affiliates that, until the later of (i) the date on which Axys and its affiliates hold less than 5% of the then-outstanding Common Stock and (ii) April 28, 2010, Axys and its affiliates would not, without the Issuer's prior written consent, take certain actions including acquiring, offering or agreeing to acquire, directly or indirectly, any voting securities of the Issuer or its subsidiaries, soliciting consents or proxies from shareholders of the Issuer, or otherwise acting or seeking to control or influence the management, board of directors or policies of the Issuer, other than through the nomination of directors. Axys also agreed to vote in favor of the management slate of nominees for Issuer's board. The Standstill Agreement entitles Axys to nominate a number of persons for election as directors of the Issuer in proportion to the amount of Common Stock it holds and equal to the number of directors Axys could have elected on its own if cumulative voting were in effect, subject to certain limitations. Axys elected not to exercise its right to designate nominees for director as of the Issuer's 2002 annual meeting, although Axys retains the right to designate nominees in the future. The board of directors of the Issuer does not currently have any members serving as designees of Axys. Upon consummation of the Axys Merger, Applera became an affiliate of Axys and bound by the Standstill Agreement.

         Axys and the Issuer also entered into a Non-Competition and Non-Disclosure Agreement, dated as of April 28, 2000 (a copy of which is included as Exhibit 8 hereto) (the "NDA"), under which Axys has agreed that until the date on which Axys and its affiliates hold less than 15% of the then-outstanding Common Stock, subject to certain exceptions, Axys will not take certain actions including, among others, (i) directly or indirectly owning, managing, engaging in, operating or conducting or assisting any person or entity to conduct any business, or having any interest in any business, person, firm, corporation or other entity that engages, directly or indirectly, anywhere in the world, in any business that is the same as, similar to or competitive with the combinatorial chemistry business as conducted by Axys Advanced Technologies, Inc. on the date of the Discovery Merger (the "Business"), (ii) inducing or influencing, or seeking to induce or influence, persons engaged by the Issuer with the purpose of engaging such persons for Axys or a business competitive with the Issuer or the Business, (iii) engaging in certain discussions with respect to the Business with third parties known by Axys to be planning or preparing to compete with the Business, or (iv) disclosing certain confidential information.

         Axys is also party to a Second Amended and Restated Investors' Rights Agreement, dated April 28, 2000, as amended (a copy of which is included as Exhibit 9) (the "Investors' Rights Agreement") with the Issuer and certain other stockholders of the Issuer. The Investors' Rights Agreement provides that, subject to certain limitations and minimum offering size requirements, the stockholders holding at least 30% of the Registrable Securities (as defined in the Investors' Rights Agreement) may require up to twice that the Issuer file a registration statement to register their securities for public resale. In addition, if the Issuer is eligible to file registration statements on Form S-3, stockholders holding at least 20% of the Issuer's outstanding Registrable Securities (as defined in the Investors' Rights Agreement) may, subject to certain limitations and minimum offering size requirements, require that the Issuer effect an unlimited number of registrations on Form S-3 with respect to their Registrable Securities. If the Issuer files a registration statement to register Common Stock on its own behalf in connection with the public offering of such securities for cash, the parties to the Investors' Rights Agreement may also request, subject to certain limitations, that their Registrable Securities be included in such registration. In connection with any registration statement filed pursuant to the Investors' Rights Agreement, the Issuer and the holders of Registrable Securities have agreed to indemnify each other against certain liabilities, including under the Securities Act of 1933, as amended.

         As described in Item 3 above, a portion of the Common Stock held by Axys is currently pledged under the Indenture, and may be released to Axys upon demand as of February 14, 2003. Axys intends to request such release at that time.

         As described in Item 4 above, Axys has granted certain employees the right to purchase a portion of the shares of Common Stock held by Axys through the Key Personnel Option Plan.

         References to and descriptions of the Standstill Agreement, NDA, Investors' Rights Agreement, Indenture and Key Personnel Option Plan as set forth above in this Item 6 are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

         Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed on Schedules I or II is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

                  Material to be Filed as Exhibits.

  EXHIBIT                             DESCRIPTION
------------      --------------------------------------------------------------
     1            Agreement and Plan of Merger dated as of April 11, 2000, among
                  Axys, Axys Advanced Technologies, Inc., the Issuer and DPII
                  Newco, LLC (incorporated by reference to Exhibit 2.1 to Axys' current report on Form 8-K dated May 15, 2000 (Commission file number 0-22788)).

     2 Warrant to Purchase Shares of Common Stock issued by the Issuer to Axys (filed herewith).

     3 Indenture dated as of September 22, 2000, between U.S. Bank Trust National Association and Axys (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K of Axys dated September 21, 2000 (Commission file number 0-22788)).

     4 First Supplemental Indenture dated as of September 22, 2000, between U.S. Bank Trust National Association and Axys (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K of Axys dated September 21, 2000 (Commission file number 0-22788)).

  EXHIBIT                             DESCRIPTION
------------      --------------------------------------------------------------
     5            Agreement and Plan of Merger dated as of June 12, 2001, among
                  Applera, Angel Acquisition Sub, Inc., and Axys (incorporated by reference to Exhibit 2.1 to Applera's Current Report on Form 8-K dated June 12, 2001 (Commission file number 1-4389)).

     6 Axys 1999 Key Personnel Stock Option Plan (incorporated by reference to Exhibit 10.135 to Annual Report on Form 10-K of Axys for the fiscal year ended December 31, 2000 (Commission file number 0-22788)).

     7 Standstill Agreement dated as of April 28, 2000 between the Issuer and Axys (incorporated by reference to Exhibit 10.12 to the Issuer's Registration Statement on Form S-1 (No. 333-36638)).

     8 Second Amended and Restated Investors' Rights Agreement, dated April 28, 2000, among the Issuer, Axys and certain other investors listed therein, as amended (incorporated by reference to Exhibit 10.2 to the Issuer's Registration Statement on Form S-1 (No. 333-36638)).

     9 Non-competition and Non-disclosure Agreement dated as of April 28, 2000 between the Issuer and Axys (incorporated by reference to Exhibit 10.7 to the Issuer's Registration Statement on Form S-1 (No. 333-36638)).

    10            Joint Filing Agreement (filed herewith).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              AXYS PHARMACEUTICALS, INC.


                                              By: /s/ Vikram Jog
                                                  ----------------------------
                                                  Name: Vikram Jog
                                                  Title: Vice President and
                                                         Chief Financial Officer


                                              APPLERA CORPORATION


                                              By: /s/ Vikram Jog
                                                  ----------------------------
                                                  Name: Vikram Jog
                                                  Title: Corporate Controller


Dated: February 13, 2003

                                   SCHEDULE I

                        DIRECTORS AND EXECUTIVE OFFICERS
                           AXYS PHARMACEUTICALS, INC.

         The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of Axys Pharmaceuticals, Inc.. Each such person is a U.S. citizen, and has a business address at 180 Kimball Way, South San Francisco, California 94080. Also, the present principal occupation or employment of each of such persons is with Applera, whose principal business and address is set forth in
Item 2 of this Schedule 13D.

       NAME AND                      PRESENT PRINCIPAL OCCUPATION
   BUSINESS ADDRESS                         OR EMPLOYMENT
-----------------------  -------------------------------------------------------
Board of Directors

William B. Sawch         Senior Vice President and General Counsel of Applera.

Dennis L. Winger         Senior Vice President and Chief Financial Officer of
                         Applera.


Executive Officers Who
Are Not Directors

David S. Block           Vice President of Applera and Senior Vice President
                         and Chief Operating Officer, Therapeutics, Celera
                         Genomics Group.

Robert F.G. Booth        Vice President of Applera and Senior Vice President,
                         Research and Development, Celera Genomics Group.

Vikram Jog               Corporate Controller of Applera and Vice President,
                         Finance, Celera Diagnostics.

Kathy P. Ordonez         Senior Vice President of Applera, and President,
                         Celera Genomics Group and Celera Diagnostics.

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                               APPLERA CORPORATION

         The following table sets forth the name, residence or business address and present principal occupation or employment of each director and executive officer of Applera Corporation. Each such person is a U.S. citizen (except Jean-Luc Belingard who is a French citizen), and each such person has a business address at 301 Merritt 7, Norwalk, Connecticut 06851-1070. Also, unless otherwise indicated below, the present principal occupation or employment of each of such persons is with Applera, whose principal business and address is set forth in Item 2 of this Schedule 13D. As to any such person whose present principal occupation or employment is not with Applera, the following table also sets forth the name, principal business and address of the other corporation or organization in which such occupation or employment is conducted.

       NAME AND                          PRESENT PRINCIPAL OCCUPATION
   BUSINESS ADDRESS                             OR EMPLOYMENT
-----------------------      ---------------------------------------------------

Board of Directors

Richard H. Ayers             Retired.

Jean-Luc Belingard           President of Beaufour Ipsen Group, a diversified
                             French health care holding company. Its address is 42, rue du Docteur Blanche, 75016 Paris.

Robert H. Hayes              Philip Caldwell Professor of Business
                             Administration, Emeritus, at the Harvard Business
                             School. Harvard Business School is an educational institution and its address is Soldiers Field, Boston, Massachusetts 02163.

Arnold J. Levine             Visiting Professor at the Institute for Advanced
                             Studies. The Institute for Advanced Studies is an educational institution and its address is Einstein
                             Drive, Princeton, New Jersey 08540.

Theodore E. Martin           Retired.

Carolyn W. Slayman           Sterling Professor of Genetics and Deputy Dean for
                             Academic and Scientific Affairs at Yale University
                             School of Medicine. Yale University School of
                             Medicine is an educational institution and its address is 333 Cedar Street, New Haven, Connecticut
                             06510.

Orin R. Smith                Retired.

Georges C. St. Laurent, Jr.  Principal of St. Laurent Properties, a company engaged in various real estate, agricultural, and forestry related ventures. Its address is 120 N.E. 136th Avenue, Suite 200, Vancouver, Washington 98684.

James R. Tobin               President and Chief Executive Officer of Boston
                             Scientific Corporation, a medical device manufacturer. Its address is One Boston Scientific
                             Place, Natick, Massachusetts 01760.

Tony L. White                Chairman, President and Chief Executive Officer of
                             Applera.

       NAME AND                        PRESENT PRINCIPAL OCCUPATION
   BUSINESS ADDRESS                           OR EMPLOYMENT
-----------------------    ---------------------------------------------------

Executive Officers Who
Are Not Directors

Ugo D. DeBlasi             Assistant Controller of Applera and Vice President,
                           Finance, Celera Genomics Group.

David S. Block             Vice President of Applera and Senior Vice President
                           and Chief Operating Officer, Therapeutics, Celera
                           Genomics Group.

Robert F.G. Booth          Vice President of Applera and Senior Vice President,
                           Research and Development, Celera Genomics Group.

Patrick T. Carroll         Vice President of Applera and Senior Vice President,
                           Worldwide Sales, Service and Support, Applied
                           Biosystems Group.

Michael W. Hunkapiller     Senior Vice President, and President, Applied
                           Biosystems Group, of Applera.

Vikram Jog                 Corporate Controller of Applera and Vice President,
                           Finance, Celera Diagnostics.

Robert C. Jones            Vice President of Applera and Senior Vice President,
                           R&D, Applied Biosystems Group.

Barbara J. Kerr            Vice President, Human Resources of Applera.

Sandeep Nayyar             Assistant Controller of Applera and Vice President,
                           Finance, Applied Biosystems Group.

Kathy P. Ordonez           Senior Vice President, and President, Celera Genomics
                           Group and Celera Diagnostics, of Applera.

Robert P. Ragusa           Vice President of Applera and Senior Vice President
                           Global Operations, Applied Biosystems Group.

William B. Sawch           Senior Vice President and General Counsel of Applera.

Deborah A. Smeltzer        Vice President of Applera and Vice President,
                           Knowledge Business, Applied Biosystems Group.

Dennis L. Winger           Senior Vice President and Chief Financial Officer of
                           Applera.

                                  EXHIBIT INDEX


  EXHIBIT                             DESCRIPTION
------------      --------------------------------------------------------------

     2            Warrant to Purchase Shares of Common Stock issued by the
                  Issuer to Axys.

    10            Joint Filing Agreement.